Filed Pursuant to Rule 424(b)(3)

Registration No. 333-290011

PROSPECTUS SUPPLEMENT NO. 5

(TO PROSPECTUS DATED DECEMBER 11, 2025)

C3IS INC.

This is a supplement (“Prospectus Supplement”) to the prospectus, dated December 11, 2025 (“Prospectus”), of C3is Inc. (the “Company”), which forms a part of the Company’s Registration Statement on Form F-1 (Registration No. 333-272939), as amended or supplemented from time to time. This Prospectus Supplement is being filed to update and supplement the information included in the Prospectus with the information contained in our Report on Form 6-K, furnished to the U.S. Securities and Exchange Commission on February 19, 2026 (the “Form 6-K”). Accordingly, we have attached the Form 6-K to this Prospectus Supplement.

This Prospectus Supplement should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement supersedes the information contained in the Prospectus. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 14 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 19, 2026.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number 001-41717

C3IS INC.

(Translation of registrant’s name into English)

331 Kifissias Avenue Erithrea 14561 Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Unaudited Financial and Operating Results for the three and twelve months ended December 31, 2025

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of C3is Inc.’s (the “Company”) press release, dated February 19, 2026, announcing its unaudited financial and operating results for the three and twelve months ended December 31, 2025.

EXHIBIT INDEX

99.1	Press Release dated February 19, 2026

*****

Neither C3is Inc.’s independent accountants, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the preliminary financial results for the three and twelve months ended December 31, 2025 and 2024, nor have they expressed any opinion or any other form of assurance on such information, and assume no responsibility for, and disclaim any association with, the preliminary financial results.

This report on Form 6-K, including exhibit 99.1 hereto other than the section entitled “CEO Dr. Diamantis Andriotis Commented:”, is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (Reg. No. 333-273306) filed with the Securities and Exchange Commission on July 18, 2023 and Registration Statement on Form F-3 (Reg. No. 333- 285135) filed with the Securities and Exchange Commission on February 21, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2026

C3IS INC.

By:	/s/ Nina Pyndiah
Name:	Nina Pyndiah
Title:	Chief Financial Officer

Exhibit 99.1

C3is Inc.

C3is Inc. reports fourth quarter and twelve months 2025 financial and operating results

Athens, Greece, February 19, 2026 – C3is Inc. (Nasdaq: CISS) (the “Company”), a ship-owning company providing drybulk and tanker seaborne transportation services, announced today its unaudited financial and operating results for the fourth quarter and twelve months ended December 31, 2025.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

•

Our handysize dry bulk carriers are on time charters of short-term durations, producing steady cash flows, while our Aframax tanker operates in the spot market, currently achieving voyage charter rates of around $60,000 per day.

•	All of our vessels are unencumbered.

•	Fleet operational utilization of 93.5% for the three months ended December 31, 2025, compared to 90.2% in Q4 2024, due to fewer idle days during the last quarter of 2025.

•

Revenues of $10.6 million for the three months ended December 31, 2025, corresponding to a daily TCE[1] of $19,469, as compared to revenues of $9.4 million for the three months ended December 31, 2024, which corresponded to a daily TCE of $15,665.

•	For the fourth quarter of 2025, daily TCE increased by 24% as compared to the same period in 2024.

•	Cash and cash equivalents and time deposits balance of $14.9 million as of December 31, 2025.

•	Net Income of $5.2 million, EBITDA[1] of $6.7 million and Earnings per Share (“EPS”), Basic, of $5.82 for the three months ended December 31, 2025.

•	For the twelve months ended December 31, 2025, we reported a Net Income of $10.5 million, EBITDA[1] of $17 million and Earnings per Share, Basic, of $46.50.

•

Since inception the Company has met all of its capital expenditure commitments, totalling $59.2 million, without resorting to any bank loans. These expenditures related to the acquisitions of our Aframax tanker, the Afrapearl II, and our bulk carrier, the Eco Spitfire.

•

The Company recorded a non-cash adjustment of $2.5 million as “Gain on Warrants” for the three months ended December 31, 2025, due to the change in the fair value of warrants between September 30, 2025 and December 31, 2025.

•	On October 9, 2025, we completed a registered offering of 800,000 shares of common stock to certain institutional investors for total proceeds of $2.0 million.

[1]

TCE (as defined below), EBITDA, Adjusted EBITDA and Adjusted net income/(loss) are non-GAAP measures. Refer to the reconciliation of these measures to the most directly comparable financial measure in accordance with GAAP set forth later in this release.

•	On December 12, 2025, we completed an offering of 7,500,000 units, with aggregate gross proceeds of $9.0 million.

•	On January 26, 2026, we effected a Reverse Stock Split of 1-for-20, aiming to meet the minimum bid price requirement for maintaining listing on NASDAQ.

•

In December 2025 and January 2026, we entered into agreements to acquire two product tankers from entities affiliated with Brave Maritime Corp Inc., for a total of $39.8 million; deliveries are expected during 2026. The acquisitions are financed by a one-year interest-free loan, providing flexibility to pay the full purchase price within one year of each agreement.

Fourth Quarter 2025 Results:

•

Voyage revenues for the three months ended December 31, 2025 amounted to $10.6 million, an increase of $1.2 million compared to revenues of $9.4 million for the three months ended December 31, 2024, primarily due to the increase in the average TCE rates of our vessels and the decrease in idle days. Total calendar days for our fleet were 368 days for both three months ended December 31, 2025 and 2024. Of the total calendar days in the fourth quarter of 2025, 258, or 70.1% were time charter days, as compared to 252, or 68.5% for the same period in 2024. Our fleet operational utilization was 93.5% and 90.2% for the three months ended December 31, 2025 and 2024, respectively.

•

Voyage expenses and vessels’ operating expenses for the three months ended December 31, 2025 were $3.4 million and $2.1 million respectively, compared to $3.7 million and $2.3 million, respectively, for the three months ended December 31, 2024. The decrease in voyage expenses by $0.3 million is mainly attributable to lower bunker consumption resulting from a decline in bunkers prices. The decrease in vessels’ operating expenses is attributed to the decrease in maintenance expenses. Voyage expenses for the three months ended December 31, 2025 included bunkers cost and port expenses of $1.7 million and $1.2 million, respectively, corresponding to 50% and 35% of total voyage expenses, since our tanker, the Afrapearl II, operated primarily in the spot market. Operating expenses for the three months ended December 31, 2025 mainly included crew expenses of $1.3 million, corresponding to 62% of total operating expenses, spares and consumables costs of $0.5 million, corresponding to 24% of total vessel operating expenses, and maintenance expenses of $0.2 million, representing works and repairs on the vessels, corresponding to 10% of total vessel operating expenses.

•

Drydocking costs for the three months ended December 31, 2025 and 2024 were $0.2 million and nil, respectively. In Q3 2025, our Aframax tanker underwent her drydocking, with some costs overflowing into Q4 2025. During the three months ended December 31, 2024, no vessel underwent drydocking.

•	Depreciation for the three months ended December 31, 2025 and 2024 was $1.6 million for each period.

•	Management fees for the three months ended December 31, 2025 and 2024 were $0.16 million for each period.

•	General and Administrative costs for the three months ended December 31, 2025 and 2024 were $0.5 million for each period.

•

Interest and finance costs for the three months ended December 31, 2025 and 2024 were $0.002 million and $0.3 million, respectively. This decrease is related to the reduced accrued interest expense – related party, in connection with the $53.3 million, part of the acquisition prices of our Aframax tanker, the Afrapearl II—which was completely repaid in July 2024 - and our bulk carrier, the Eco Spitfire, which was completely repaid in April 2025.

•	Interest income for the three months ended December 31, 2025 and 2024 was $0.1 million for each period.

•

Gain (loss) on warrants for the three months ended December 31, 2025 was $2.5 million whereas loss on warrants for the three months ended December 31, 2024 was $0.8 million. This change related to net fair value changes on our Class B-1 and B-2 Warrants and Class C-1 and C-2 warrants and were classified as liabilities.

•

Net Income of $5.2 million and related EPS, basic of $5.2 for the three months ended December 31, 2025. Diluted Earnings Per Share were $5.82 for Q4 2025 compared to a Diluted Loss Per Share of $51.51 for Q4 2024.

•

Adjusted Net Income[1] was $2.7 million corresponding to an Adjusted loss per share, basic, of $4.1 for the three months ended December 31, 2025, compared to an Adjusted Net Income of $1.1 million corresponding to an Adjusted loss per share, basic, of $24.90 for the same period of last year.

•	Adjusted EBITDA[1] for the three months ended December 31, 2025 and 2024 amounted to $4.3 million and $2.9 million, respectively.

Reconciliations of Adjusted Net Income and Adjusted EBITDA to Net Income/(loss) are set forth below.

•	An average of 4.0 vessels were owned by the Company during the three-month periods ended December 31, 2025 and 2024.

Twelve months 2025 Results:

•

Voyage revenues for the twelve months ended December 31, 2025 amounted to $34.8 million, a decrease of $7.5 million compared to revenues of $42.3 million for the twelve months ended December 31, 2024, primarily due to the increased idle days during the year compared to the prior year, as well as the dry docking days of our Aframax tanker in Q3 2025. Total calendar days for our fleet were 1,460 days for the twelve months ended December 31, 2025, as compared to 1,334 days for the same period in 2024. Of the total calendar days in the twelve months of 2025, 953 or 65.3%, were time charter days, as compared to 864 or 64.8% for the same period in 2024. Our fleet operational utilization was 82.7% and 90.2% for the twelve months ended December 31, 2025 and 2024, respectively.

•

Voyage expenses and vessels’ operating expenses for the twelve months ended December 31, 2025 were $12.8 million and $9.2 million, compared to $14.1 million and $8.4 million for the twelve months ended December 31, 2024. The decrease in voyage expenses by $1.3 million is mainly attributable to the Afrapearl II, which in the third quarter of 2025 spent extended periods commercially idle in port and in dry dock, during which no voyages were undertaken and bunker consumption and port expenses were therefore significantly lower, as well as to the overall decrease in bunker prices. The increase in vessels’ operating expenses is attributed to the increase in the average number of our vessels. Voyage expenses for the twelve months ended December 31, 2025 mainly included bunker costs of $6.4 million, corresponding to 50% of total voyage expenses, and port expenses of $4.9 million, corresponding to 38% of total voyage expenses, since our tanker, the Afrapearl II, operated primarily in the spot market. Operating expenses for the twelve months ended December 31, 2025 mainly included crew expenses of $4.7 million, corresponding to 51% of total operating expenses, spares and consumables costs of $2.1 million, corresponding to 23%, and maintenance expenses of $1.1 million, representing works and repairs on the vessels, corresponding to 12% of total vessel operating expenses.

•

Drydocking costs for the twelve months ended December 31, 2025 and 2024 were $1.9 million and nil, respectively. During the twelve months ended December 31, 2025, our Aframax tanker underwent drydocking, whereas during the twelve months ended December 31, 2024, no vessel underwent drydocking.

•

Depreciation for the twelve months ended December 31, 2025 was $6.5 million, a $0.3 million increase from $6.2 million for the same period of last year, due to the increase in the average number of our vessels.

•	Management fees for the twelve months ended December 31, 2025 and 2024 were $0.6 million for each period.

•

General and Administrative costs for the twelve months ended December 31, 2025 and 2024 were $2.4 million and $3.0 million, respectively. The $0.6 million decrease is mainly related to the expenses allocated to warrants issued as part of the two public offerings that occurred in 2024 and classified as liabilities, whereas no similar cost occurred in 2025.

•

Interest and finance costs for the twelve months ended December 31, 2025 and 2024 were $0.4 million and $2.5 million, respectively. The $2.1 million decrease is related to the reduced accrued interest expense – related party, in connection with the $53.3 million, part of the acquisition prices of our Aframax tanker, the Afrapearl II—which was completely repaid in July 2024 - and our bulk carrier, the Eco Spitfire, which was completely repaid in April 2025.

•

Interest income for the twelve months ended December 31, 2025 and 2024 was $0.3 million and $1.0 million respectively. The decrease of $0.7 million is due to the reduction in the amount of time deposits held by the Company during the year, following the settlement of the outstanding balance due on the bulk carrier, the Eco Spitfire.

•

Gain on warrants for the twelve months ended December 31, 2025 was $9.2 million as compared with the loss on warrants of $11.1 million for the twelve months ended December 31, 2024, and related to the net fair value changes on our Class B-1 and B-2 Warrants and Class C-1 and C-2 warrants and were classified as liabilities.

•

Net Income of $10.5 million and related EPS, basic, of $46.50 for the twelve months ended December 31, 2025. Diluted Earnings Per Share were $3.98 for the twelve months of 2025, compared to a Diluted Loss Per Share of $351.58 for the twelve months of 2024.

•

Adjusted Net Income[1] was $1.6 million, corresponding to an Adjusted loss per share, basic, of ($51.30) for the twelve months ended December 31, 2025, compared to $8.7 million, corresponding to an Adjusted EPS, basic, of $144.53 for the same period of the last year.

•	Adjusted EBITDA[1] for the twelve months ended December 31, 2025 and 2024 amounted to $8.2 million and $16.4 million, respectively.

Reconciliations of Adjusted Net Income and Adjusted EBITDA to Net Income/(loss) are set forth below.

•	An average of 4.0 vessels were owned by the Company during the twelve months ended December 31, 2025 compared to 3.6 vessels for the same period of 2024.

CEO Dr. Diamantis Andriotis commented:

During the year ended December 2025, our Company delivered strong financial results, reporting a Net Income of $10.5 million—an increase of 481% from 2024, and an EBITDA of $17 million - an increase of 244% from 2024, a result of our fleet expansion strategy and operational efficiency.

We ended the year with $14.9 million in cash, despite repaying the remaining $15.1 million balance on the Eco Spitfire.

In August 2025, we successfully completed the dry-docking of our Aframax tanker, the Afrapearl II.

Our strong liquidity and fully unencumbered fleet further reinforce our balance sheet strength.

While geopolitical developments and climate-related disruptions continue to create volatility, elevated freight rates, resilient oil demand and shifting trade patterns support a constructive market outlook. Global seaborne trade is expected to grow further, driven by population growth, geopolitics, sanctions and steady biofuel demand, pointing to another firm year in 2026.

With the announced acquisition of two product tankers, scheduled for delivery between the first and third quarters of 2026, we are positioning the Company for its next phase of growth. These additions will expand our fleet capacity by 387% from inception, enabling us to fully capitalize on the strong market fundamentals ahead.

Conference Call details:

On February 19, 2026, at 10:00 am ET, the Company’s management will host a conference call to present the results and the company’s operations and outlook.

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call, through C3is Inc. website (www.c3is.pro). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

ABOUT C3IS INC.

C3is Inc. is a ship-owning company providing drybulk and crude oil seaborne transportation services. The Company owns four vessels, three Handysize drybulk carriers with a total capacity of 97,664 deadweight tons (dwt) and an Aframax oil tanker with a cargo carrying capacity of approximately 115,800 dwt, resulting in a fleet total capacity of 213,464 dwt. On a pro forma basis following the delivery of two MR product tankers the Company has agreements to acquire, the Company’s fleet will consist of six vessels: three Handysize dry bulk carriers, one Aframax tanker, and two MR product tankers, with a total carrying capacity of approximately 310,667 dwt. C3is Inc.’s shares of common stock are listed on the Nasdaq Capital Market and trade under the symbol “CISS”.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance including our intentions relating to fleet growth and diversification and financing, and outlook for our shipping sectors and vessel earnings, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although C3is Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, C3is Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include risks discussed in our filings with the SEC and the following: our ability to maintain compliance with Nasdaq continued listing requirements, the strength of world economies and currencies, geopolitical conditions, including any trade disruptions resulting from tariffs or other protectionist measures imposed by the United States or other countries, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in C3is Inc.’s operating expenses, including bunker prices, drydocking and insurance costs, ability to fund the remaining purchase price for our contracted vessels, ability to obtain financing and comply with covenants in any financing arrangements, actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, including the conflict in Ukraine and related sanctions and tensions in the Middle East, potential disruption of shipping routes due to ongoing attacks by Houthis in the Red Sea and Gulf of Aden or accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by C3is INC. with the U.S. Securities and Exchange Commission.

Company Contact:

Nina Pyndiah

Chief Financial Officer

C3is INC.

00-30-210-6250-001

E-mail: info@c3is.pro

Fleet Data:

The following key indicators highlight the Company’s operating performance during the periods ended December 31, 2024 and December 31, 2025.

FLEET DATA	Q4 2024	Q4 2025	12M 2024	12M 2025
Average number of vessels (1)	4.00	4.00	3.64	4.00
Period end number of owned vessels in fleet	4	4	4	4
Total calendar days for fleet (2)	368	368	1,334	1,460
Total voyage days for fleet (3)	365	368	1,327	1,436
Fleet utilization (4)	99.2%	100.0%	99.5%	98.4%
Total charter days for fleet (5)	252	258	864	953
Total spot market days for fleet (6)	113	110	463	483
Fleet operational utilization (7)	90.2%	93.5%	90.2%	82.7%

1)

Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2)

Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with repairs, drydockings or special or intermediate surveys.

3)

Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire days associated with repairs, drydockings or special or intermediate surveys.

4)	Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days and is determined by dividing voyage days by fleet calendar days for the relevant period.
5)	Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.
6)	Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.
7)

Fleet operational utilization is the percentage of time that our vessels generated revenue and is determined by dividing voyage days excluding commercially idle days by fleet calendar days for the relevant period.

Reconciliation of Adjusted Net Income, EBITDA, adjusted EBITDA and adjusted EPS:

Adjusted net income represents net income/(loss) before loss/(gain) on warrants and share based compensation. EBITDA represents net income/(loss) before interest and finance costs, interest income and depreciation. Adjusted EBITDA represents net income/(loss) before interest and finance costs, interest income, depreciation, loss/(gain) on warrants and share based compensation.

Adjusted EPS represents Adjusted net income/(loss) divided by the weighted average number of shares. EBITDA, adjusted EBITDA, adjusted net income/(loss) and adjusted EPS are not recognized measurements under U.S. GAAP. Our calculation of EBITDA, adjusted EBITDA, adjusted net income/(loss) and adjusted EPS may not be comparable to that reported by other companies in the shipping or other industries. In evaluating Adjusted EBITDA, Adjusted net income/(loss) and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation.

EBITDA, adjusted EBITDA, adjusted net income/(loss) and adjusted EPS are included herein because they are a basis, upon which we and our investors assess our financial performance. They allow us to present our performance from period to period on a comparable basis and provide investors with a means of better evaluating and understanding our operating performance. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating our performance.

(Expressed in United States Dollars, except number of shares)	Fourth Quarter Ended December 31st,		Twelve-Month Period Ended December 31st,
	2024	2025	2024	2025
Net Income/(Loss)- Adjusted Net Income
Net income/(loss)	147,402	5,213,322	(2,748,367)	10,473,210
Plus/(less) loss/(gain) on warrants	776,264	(2,514,958)	11,127,077	(9,218,949)
Plus share based compensation	133,226	40,181	337,855	375,224
Adjusted Net income	1,056,892	2,738,545	8,716,565	1,629,485
Net Income/(Loss) – EBITDA
Net income/(loss)	147,402	5,213,322	(2,748,367)	10,473,210
Plus interest and finance costs	330,000	1,881	2,473,810	374,332
Less interest income	(131,916)	(99,856)	(950,816)	(327,840)
Plus depreciation	1,625,471	1,625,471	6,177,651	6,501,884
EBITDA	1,970,957	6,740,818	4,952,278	17,021,586
Net Income/(Loss) - Adjusted EBITDA
Net income/(loss)	147,402	5,213,322	(2,748,367)	10,473,210
Plus/(less) loss/(gain) on warrants	776,264	(2,514,958)	11,127,077	(9,218,949)
Plus share based compensation	133,226	40,181	337,855	375,224
Plus interest and finance costs	330,000	1,881	2,473,810	374,332
Less interest income	(131,916)	(99,856)	(950,816)	(327,840)
Plus depreciation	1,625,471	1,625,471	6,177,651	6,501,884
Adjusted EBITDA	2,880,447	4,266,041	16,417,210	8,177,861
EPS
Numerator
Net income/(loss)	147,402	5,213,322	(2,748,367)	10,473,210
Less: Cumulative dividends on preferred shares	(191,667)	(191,667)	(762,500)	(760,417)
Less: Undistributed earnings allocated to non-vested shares	—	(3,358)	—	(45,845)
Less: Down round deemed dividend on Series A Perpetual Convertible Preferred Shares	(1,716,000)	(3,666,000)	(4,578,000)	(5,484,000)
Net (loss)/income attributable to common shareholders, basic	(1,760,265)	1,352,297	(8,088,867)	4,182,948
Denominator
Weighted average number of shares	34,173	230,051	23,007	89,360
(Loss)/earnings per share - basic	(51.51)	5.88	(351.58)	46.81

Adjusted EPS
Numerator
Adjusted net income	1,056,892	2,738,545	8,716,565	1,629,485
Less: Cumulative dividends on preferred shares	(191,667)	(191,667)	(762,500)	(760,417)
Less: Undistributed earnings allocated to non-vested shares	—	—	(50,900)	—
Less: Down round deemed dividend on Series A Perpetual Convertible Preferred Shares	(1,716,000)	(3,666,000)	(4,578,000)	(5,484,000)
Adjusted net (loss)/income attributable to common shareholders, basic	(850,775)	(1,119,122)	3,325,165	(4,614,932)
Denominator
Weighted average number of shares	34,173	230,051	23,007	89,360
Adjusted (loss)/earnings per share - basic	(24.90)	(4.86)	144.53	(51.64)

Reconciliation of TCE:

Time Charter Equivalent rate or “TCE” rate is determined by dividing voyage revenue net of voyage expenses by voyage days for the relevant time period. TCE is a non-GAAP measure which provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure to Time charter equivalent revenues assisting the Company’s management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE is also a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters or time charters, but not bareboat charters) under which the vessels may be employed between the periods.

(Expressed in U.S. Dollars except for available days and Time charter equivalent rate)	Q4 2024	Q4 2025	12M 2024	12M 2025
Voyage revenues	9,411,146	10,553,609	42,296,101	34,755,612
Voyage expenses	3,693,434	3,389,041	14,120,313	12,760,289
Time charter equivalent revenues	5,717,712	7,164,568	28,175,788	21,995,323
Total voyage days for fleet	365	368	1,327	1,436
Time charter equivalent rate	15,665	19,469	21,233	15,317

C3is Inc.

Unaudited Condensed Consolidated Statements of Operations

(Expressed in United States Dollars, except for number of shares)

	Q4 2024	Q4 2025	12M 2024	12M 2025
Revenues
Revenues	9,411,146	10,553,609	42,296,101	34,755,612

Total revenues	9,411,146	10,553,609	42,296,101	34,755,612

Expenses
Voyage expenses	3,575,292	3,252,253	13,597,685	12,325,368
Voyage expenses – related party	118,142	136,788	522,628	434,921
Vessels’ operating expenses	2,310,172	2,104,196	8,238,848	9,049,036
Vessels’ operating expenses – related party	30,000	37,000	134,667	133,500
Drydocking costs	—	175,427	—	1,877,238
Management fees – related party	161,920	161,920	586,960	642,400
General and administrative expenses	345,629	323,241	2,496,408	1,881,605
General and administrative expenses – related party	124,975	137,941	479,288	545,230
Depreciation	1,625,471	1,625,471	6,177,651	6,501,884

Total expenses	8,291,601	7,954,237	32,234,135	33,391,182

Income from operations	1,119,545	2,599,372	10,061,966	1,364,430

Interest and finance costs	(1,875)	(1,881)	(13,105)	(8,397)
Interest and finance costs – related party	(328,125)	—	(2,460,705)	(365,935)
Interest income	131,916	99,856	950,816	327,840
Foreign exchange gain/(loss)	2,205	1,017	(160,262)	(63,677)
(Loss)/gain on warrants	(776,264)	2,514,958	(11,127,077)	9,218,949

Other (expenses)/income, net	(972,143)	2,613,950	(12,810,333)	9,108,780

Net income/(loss)	147,402	5,213,322	(2,748,367)	10,473,210

Earnings/(Loss) per share (ii)
- Basic	(51.51)	5.88	(351.58)	46.81
- Diluted	(51.51)	5.88	(351.58)	3.98
Weighted average number of shares
- Basic	34,173	230,051	23,007	89,360
- Diluted	34,173	230,051	23,007	349,448

ii The computation of earnings/(loss) per share gives retroactive effect to the reverse stock splits effected in April 2024, December 2024, April 2025 and January 2026.

C3is Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31,	December 31,
	2024	2025
Assets
Current assets
Cash and cash equivalents	4,640,343	616,640
Time deposits	7,948,706	14,323,999
Trade and other receivables	2,815,442	4,262,887
Other current assets	—	282,992
Inventories	884,148	1,312,062
Advances and prepayments	21,951	15,378
Operating lease right-of-use assets	28,768	24,751

Total current assets	16,339,358	20,838,709

Non current assets
Vessels, net	84,149,805	77,647,921

Total non current assets	84,149,805	77,647,921

Total assets	100,489,163	98,486,630

Liabilities and Stockholders’ Equity
Current liabilities
Trade accounts payable	908,342	1,804,473
Payable to related parties	16,319,561	381,779
Accrued and other liabilities	1,272,095	911,201
Operating lease liabilities	28,768	24,751
Deferred income	162,108	235,651

Total current liabilities	18,690,874	3,357,855

Non current liabilities
Warrant liability	10,437,034	29,161

Total non current liabilities	10,437,034	29,161

Total liabilities	29,127,908	3,387,016

Commitments and contingencies
Stockholders’ equity
Capital stock	353	6,597
Preferred stock, Series A	6,000	6,000
Additional paid-in capital	71,097,850	90,601,172
Retained earnings	257,052	4,485,845

Total stockholders’ equity	71,361,255	95,099,614

Total liabilities and stockholders’ equity	100,489,163	98,486,630

C3is Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	12M 2024	12M 2025
Cash flows from operating activities
Net (loss)/income for the year	(2,748,367)	10,473,210
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Depreciation	6,177,651	6,501,884
Share based compensation	337,855	375,224
Unrealized foreign exchange loss on time deposits	156,921	—
Loss/(gain) on warrants	11,127,077	(9,218,949)
Noncash lease expense	33,422	66,776
Offering costs attributable to warrant liability	1,078,622	—
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	7,628,055	(1,447,445)
Other current assets	33,846	(282,992)
Inventories	(194,879)	(427,914)
Advances and prepayments	58,316	6,573
Increase/(decrease) in
Trade accounts payable	361,325	896,131
Changes in operating lease liabilities	(33,422)	(66,776)
Payable to related parties	375,645	(2,586,549)
Accrued and other liabilities	637,798	(360,894)
Deferred income	(53,728)	73,543

Net cash provided by operating activities	24,976,137	4,001,822

Cash flows from investing activities
Payments for acquisition and capitalized expenses of vessels	(1,623,125)	(161,900)
Increase in bank time deposits	(27,949,881)	(21,123,999)
Maturity of bank time deposits	28,212,671	14,748,706

Net cash used in investing activities	(1,360,335)	(6,537,193)

Cash flows from financing activities
Proceeds from follow-on offerings	13,147,990	11,000,000
Proceeds from exercise of warrants	5,852,396	2,704,477
Stock issuance costs	(1,778,633)	(1,243,059)
Dividends paid on preferred shares	(762,500)	(568,750)
Repayment of seller financing	(36,130,000)	(13,381,000)

Net cash used in financing activities	(19,670,747)	(1,488,332)

Net increase/(decrease) in cash and cash equivalents	3,945,055	(4,023,703)
Cash and cash equivalents at beginning of year	695,288	4,640,343

Cash and cash equivalents at end of year	4,640,343	616,640